COMMENTS RECEIVED ON JANUARY 31, 2012

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Strategic Income Fund

POST-EFFECTIVE AMENDMENT NOS. 98 & 100

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor Emerging Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 99

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

Fidelity Series Emerging Markets Debt Fund

POST-EFFECTIVE AMENDMENT NO. 129

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Strategic Income Fund

POST-EFFECTIVE AMENDMENT NO. 83

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity New Markets Income Fund

POST-EFFECTIVE AMENDMENT NO. 96

1. Fidelity Advisor Emerging Markets Income Fund, Fidelity Series Emerging Markets Debt Fund, and
Fidelity New Markets Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity New Markets Income Fund)

"Normally investing at least 80% of assets in securities of issuers in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets."

C: The Staff requests that we define "other investments" within this strategy. Additionally, the Staff questions whether the funds will use derivatives to meet the 80% test.

R: Form N-1A Item 4 requires the information in the "Fund Summary" section to summarize, based on information provided in the "Investment Details" section, how the funds intend to achieve their investment objectives. We believe the current disclosure in "Fund Summary" meets this requirement. As required by Item 9(b)(1) of Form N-1A, the types of securities in which the funds principally will invest are disclosed under the heading "Description of Principal Security Types" in the "Investment Details" section. We also note that the terminology "investments" was specifically used in the disclosure at issue based on the final wording of Rule 35d-1(a)(2) (see Name Test Rule Adopting Release Footnote 13). Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their 80% policies.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in debt securities of issuers in emerging markets."

C: The Staff requests that we disclose the maturity and credit quality of the fund.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular maturity though we note that, as applicable, the funds disclose their policies relating to lower-quality debt. Accordingly, we have not modified disclosure.

3. Fidelity Advisor Strategic Income Fund, Fidelity Advisor Emerging Markets Income Fund, Fidelity
Strategic Income Fund, and Fidelity New Markets Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Advisor Strategic Income Fund)

"Potentially investing in equity securities."

C: The Staff requests that we disclose the market capitalization range for equity securities.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity New Markets Income Fund)

"Potentially investing in other types of securities, including equity securities of emerging market issuers, debt securities of non-emerging market foreign issuers, and lower-quality debt securities of U.S. issuers."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

5. Fidelity New Markets Income Fund, Fidelity Advisor Emerging Markets Income Fund, Fidelity Series Emerging Markets Debt Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.."

C: The Staff requests that we add a non-diversification strategy for the funds.

R: We note that the disclosure at issue responds to Form N-1A Item 4(b)(1)(iv) ("If applicable, state that the Fund is non-diversified, describe the effect of non diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non diversified fund"). Because we believe that the disclosure under the sub-heading "Principal Investment Strategies" in the "Fund Summary" section appropriately discloses each fund's principal investment strategies, we have not added disclosure.

6. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Strategic Income Fund)

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

7. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

8. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are (or in the b-filing will be) disclosed.

9. Fidelity Advisor Emerging Markets Income Fund and Fidelity Advisor Strategic Income Fund

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Fidelity Advisor Emerging Markets Income Fund)

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class B

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	4.00%	4.00%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C
Redemption fee on shares held less than 90 days (as a % of amount redeemed)	1.00%	1.00%	1.00%	1.00%

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00% or 0.25%," as applicable, for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

10. Fidelity Advisor Emerging Markets Income Fund and Fidelity Advisor Strategic Income Fund

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests that the footnotes below the "Shareholder fees" table be relocated to the end of the "Annual class operating expenses" table.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual class operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

11. Fidelity Strategic Income Fund and Fidelity Advisor Strategic Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Principal Investment Strategies)

"In addition to the principal investment strategies discussed above, FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FMR's outlook and market conditions, FMR may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

(Description of Principal Security Types)

"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff notes that derivatives are included as a non-principal investment strategy of the funds, yet also as a principal security type. The Staff requests a clarification of this discrepancy.

R: Derivative transactions are not expected to rise to the level of a principal investment strategy or to be among the principal risks to which the funds are subject. However, as the Staff noted, we include the following disclosure, which we believe is consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure, in the "Investment Details" (Item 9) section:

"In addition to the principal investment strategies discussed above, FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FMR's outlook and market conditions, FMR may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

Given the description of derivatives usage as a non-principal strategy, we believe it is helpful to shareholders to include a definition of derivatives in the prospectus so they have a better understanding of what the above disclosure means. Pursuant to General Instruction C.(3)(b) of Form N-1A, a fund may include, except in response to Items 2 through 8, additional information in its prospectus that is not otherwise required, provided "the information is not incomplete, inaccurate, or misleading and does not . . . obscure or impede understanding of the information required to be included." In this case, we believe there is enough prospectus disclosure around derivatives that it is helpful to shareholders to define derivatives in the "Investment Details" (Item 9) section. Given the absence of derivatives disclosure in the "Fund Summary" section, and the fact that disclosure in "Investment Details" also makes it clear that derivatives are not a principal strategy for the funds, we do not believe a shareholder could be confused about the funds' principal strategies.

12. Fidelity Strategic Income Fund and Fidelity Advisor Strategic Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, FMR may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FMR's outlook and market conditions, FMR may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

(Principal Investment Risks)

"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff has questioned why leverage risk has been included as a principal investment risk but is not included as a principal investment strategy. The Staff further noted that transactions with a leveraging effect are included as a non-principal investment strategy and would like the apparent discrepancy explained.

R: The funds do not have a principal investment strategy of engaging in transactions that have a leveraging effect, nor is leverage risk expected to be a principal investment risk for the funds.

However, as a non-principal strategy, the funds may engage in transactions that have a leveraging effect and therefore could be exposed to some leverage risk. General Instruction C.3(b) of Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required, provided "the information is not incomplete, inaccurate, or misleading and does not . . . obscure or impede understanding of the information required to be included." Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as "principal" in the "Fund Summary" section. Further, we believe the current level of disclosure is commensurate with the level of derivatives exposure expected for the funds, consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure.

13. Fidelity Series Emerging Markets Debt Fund

"Fund Summary" (prospectus)

"Investment Objective"

"The fund seeks high total return."

C: The Staff requests that we define "total return," as a definition is not present in the document.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

14. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.